Exhibit 99.2

Color Star Technology Co., Ltd. (NASDAQ: CSCW) Announces CEO Handover to Lead Company into Technology Era

NEW YORK, December 15, 2021 /PRNewswire/--Color Star Technology Co., Ltd. (NASDAQ: CSCW) (hereinafter referred to as “Color Star” or the “Company”), an entertainment technology company with a global network that focuses on the application of technology and artificial intelligence (AI) in the entertainment industry, today announced that Mr. Basil Wilson, the Company’s former Chairman and CEO, has resigned from both positions due to health reasons. Sir Lucas Capetian will become Color Star’s new Chairman and CEO.

Sir Lucas Capetian graduated from Harvard Business School with an Executive Master of Business Administration degree and, with many years of experience in the field of internet technology, has sharp observations and judgement. He founded two internet technology companies and has invested in several other technology companies, including high-tech smart-wear, in the UK, Singapore, Hong Kong, Dubai and other regions. Sir Lucas Capetian will assume the positions of Chairman and CEO and lead Color Star in more rapid development of core technologies, such as its metaverse and non-fungible token (NFT) products.

Sir Lucas Capetian, CEO of Color Star, commented: “First and foremost, I want to thank Mr. Basil Wilson for having paved the way toward making solid technological progress during his tenure. Color Star made tremendous efforts in the development of metaverse and NFT products as well as other technological breakthroughs under his leadership. During this time, the Company also saw operating income increase exponentially, while registered users of the metaverse entertainment platform, Color Star app, exceeded one million. It is regrettable to see Mr. Wilson resign as CEO due to health reasons, however I will continue to lead the Company in making new breakthroughs and the development of metaverse and NFT products. I will use my leadership, experience, and resources to propel Color Star on the path to more rapid technology and business development.”

Upon his appointment, Sir Lucas Capetian will first increase R&D efforts for the development of metaverse products and smart-wear technologies. In the meantime, the Color Star app metaverse entertainment interface will be launched later this month. The platform will continuously incorporate and integrate the Company’s entertainment technology concepts and developments to create a global celebrity interactive metaverse world.

About Color Star Technology

Color Star Technology Co, Ltd. (Nasdaq CM: CSCW) is an entertainment and education company that provides online entertainment performances and online music education services. Its business operations are conducted through its wholly-owned subsidiaries, Color China Entertainment Ltd. and CACM Group NY, Inc. The Company’s online education is provided through its Color World music and entertainment education platform. More information about the Company can be found at www.colorstarinternational.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development, including the development of the metaverse project; product and service demand and acceptance; changes in technology; economic conditions; the growth of the educational and training services market internationally where CSCW conducts its business; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof unless required by applicable laws, regulations or rules.

For more information, please contact:

William Tu

Skyline Corporate Communications Group, LLC

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Office: (646) 893-5835

Email: wtu@skylineccg.com